EXHIBIT 99.1

Date: January 31, 2014	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities New York Stock Exchange
Subject: TRANSCANADA CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming meeting of security holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 04, 2014
Record Date for Voting (if applicable) :	March 04, 2014
Beneficial Ownership Determination Date :	March 04, 2014
Meeting Date :	May 02, 2014
Meeting Location (if available) :	Calgary AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:
Number of shares greater than:	N/A
Holder Consent Type(s):	All Materials
Holder Provinces-Territories:	N/A
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	N/A

Copies of the management information circular and other proxy-related materials will be mailed to beneficial holders who have requested them and participants in our affiliate’s 401(k) plan who hold TransCanada shares, as required by the 401(k) Trust Agreement. Registered and beneficial shareholders who have consented to e-delivery will receive all meeting materials electronically only.

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	89353D107	CA89353D1078

Sincerely,

Computershare
Agent for TRANSCANADA CORPORATION